Exhibit 99.1

Burning Rock Reports Fourth Quarter and Full Year 2020 Financial Results

GUANGZHOU, China, March 11, 2021—Burning Rock Biotech Limited (NASDAQ: BNR, the “Company” or “Burning Rock”), a company focused on the application of next generation sequencing (NGS) technology in the field of precision oncology, today reported financial results for the three months and year ended December 31, 2020.

Recent Business Highlights

•	Early Detection

•	Completed product development of the 6-cancer test (training and validation data released in November 2020 at the ESMO Asia Virtual Congress). Capacity ramp-up under way for volume production.

•	Early access programs initiated to gather real-world feedback, with preparation in progress for commercialization (targeted for 2022).

•	Therapy Selection

•

Achieved strong performance in the FDA-led SEQC2 (sequencing quality control) consortium study on tissue-based and liquid-based targeted sequencing assays, with full results pending publication (manuscript for liquid-based study accepted by Nature Biotechnology).

•

OncoCompassTM Target (Burning Rock’s top selling liquid-based ctDNA assay, 101-gene panel including bMSI) passed typing test in Oct 2020. This places OncoCompassTM Target in a leading position for the multi-gene ctDNA NMPA[1] 4-stage approval process, which comprises (i) analytical validation, (ii) typing test, (iii) clinical validation, and (iv) review and approval.

Fourth Quarter 2020 Financial Results

Revenues were RMB131.7 million (US$20.2 million) for the three months ended December 31, 2020, representing a 48.5% increase from RMB88.7 million for the same period in 2019, or a 6.3% sequential increase from RMB123.9 million for the three months ended September 30, 2020. The growth in revenues was achievable despite Covid-19 related restrictions, which negatively impacted growth of testing volumes in the fourth quarter, especially in December.

•

Revenue generated from central laboratory business was RMB86.7 million (US$13.3 million) for the three months ended December 31, 2020, representing a 22.5% increase from RMB70.7 million for the same period in 2019, primarily attributable to (i) an increase in average sales price per patient, and (ii) volume growth of the central laboratory business. Number of patients tested in the central laboratory channel was 7,989 for the three months ended December 31, 2020, representing a 5.5% increase from 7,576 for the same period in 2019.

•

Revenue generated from in-hospital business was RMB41.5 million (US$6.4 million) for the three months ended December 31, 2020, representing a 194.3% increase from RMB14.1 million for the same period in 2019. Number of contracted partner hospitals in the in-hospital channel increased to 29 as of December 31, 2020 from 25 as of September 30, 2020 and 19 as of December 31, 2019.

•

Revenue generated from pharma research and development services was RMB3.6 million (US$0.5 million) for the three months ended December 31, 2020, representing a 7.0% decrease from RMB3.8 million for the same period in 2019, due to declined pharmaceutical testing volumes.

Cost of revenues was RMB32.6 million (US$5.0 million) for the three months ended December 31, 2020, representing a 3.4% decrease from RMB33.7 million for the same period in 2019, primarily due to economies of scale and reduced unit cost of certain reagents.

[1]	National Medical Products Administration of China

Gross profit was RMB99.2 million (US$15.2 million) for the three months ended December 31, 2020, representing an 80.4% increase from RMB55.0 million for the same period in 2019. Gross margin was 75.3% for the three months ended December 31, 2020, compared to 62.0% for the same period in 2019.

Operating expenses were RMB254.5 million (US$39.0 million) for the three months ended December 31, 2020, representing a 69.2% increase from RMB150.5 million for the same period in 2019.

•

Research and development expenses were RMB83.4 million (US$12.8 million) for the three months ended December 31, 2020, representing an 59.7% increase from RMB52.2 million for the same period in 2019, primarily due to (i) an increase in staff cost of research and development personnel, and (ii) an increase in share-based compensation expenses for options granted to research and development personnel.

•

Selling and marketing expenses were RMB56.6 million (US$8.7 million) for the three months ended December 31, 2020, representing a 15.3% increase from RMB49.1 million for the same period in 2019, primarily due to an increase in staff cost of selling and marketing personnel as we continued the build-out of the sales organization.

•

General and administrative expenses increased significantly to RMB114.5 million (US$17.5 million) for the three months ended December 31, 2020 from RMB49.1 million for the same period in 2019, primarily due to (i) an increase in share-based compensation expenses for options granted to general and administrative personnel, and (ii) an increase in staff cost of general and administrative personnel.

Net loss was RMB156.5 million (US$24.0 million) for the three months ended December 31, 2020, compared to RMB95.1 million for the same period in 2019.

Cash, cash equivalents, restricted cash and short-term investments were RMB2.3 billion (US$350.6 million) as of December 31, 2020.

Full Year 2020 Financial Results

Revenues were RMB429.9 million (US$65.9 million) for 2020, representing a 12.6% increase from RMB381.7 million for 2019.

•

Revenue generated from central laboratory business was RMB297.3 million (US$45.6 million) for 2020, representing a 7.6% increase from RMB276.3 million for 2019. Number of patients tested in the central laboratory channel was 25,262 for 2020, representing a 9.5% increase from 23,075 for 2019.

•

Revenue generated from in-hospital business was RMB117.9 million (US$18.1 million) for 2020, representing a 34.4% increase from RMB87.7 million for 2019. Number of contracted partner hospitals in the in-hospital channel increased to 29 as of December 31, 2020 from 19 as of December 31, 2019.

•

Revenue generated from pharma research and development services was RMB14.7 million (US$2.2 million) for 2020, representing a 17.2% decrease from RMB17.7 million for 2019, due to declined pharmaceutical testing volumes.

Cost of revenues was RMB116.0 million (US$17.8 million) for 2020, representing a 7.0% increase from RMB108.3 million for 2019, which was in line with the Company’s continued business growth.

Gross profit was RMB313.9 million (US$48.1 million) for 2020, representing a 14.8% increase from RMB273.3 million for 2019. Gross margin was 73.0% for 2020, compared to 71.6% for 2019.

Operating expenses were RMB726.3 million (US$111.3 million) for 2020, representing a 64.2% increase from RMB442.4 million for 2019.

•

Research and development expenses were RMB263.9 million (US$40.5 million) for 2020, representing an 68.2% increase from RMB156.9 million for 2019, primarily due to (i) an increase in staff cost of research and development personnel, and (ii) an increase in share-based compensation expenses for options granted to research and development personnel.

•

Selling and marketing expenses were RMB168.6 million (US$25.8 million) for 2020, representing a 9.9% increase from RMB153.3 million for 2019, primarily due to an increase in staff cost of selling and marketing personnel.

•

General and administrative expenses increased significantly to RMB293.8 million (US$45.0 million) for 2020 from RMB132.2 million for 2019, primarily due to (i) an increase in share-based compensation expenses for options granted to general and administrative personnel, and (ii) an increase in staff cost of general and administrative personnel.

Net loss was RMB407.2 million (US$62.4 million) for 2020, compared to RMB169.2 million for 2019.

2021 Financial Guidance

Assuming there are no additional Covid-19 related restrictions imposed in China, which may negatively affect patient volumes and cancer testing, Burning Rock expects its full year 2021 revenues to be approximately RMB610 million (US$93.5 million), implying a 41.9% growth over full year 2020.

Conference Call Information

Burning Rock will host a conference call to discuss the fourth quarter 2020 financial results at 8:00 a.m. U.S. Eastern Time (9:00 p.m. Hong Kong time) on March 11, 2021.

Details of the conference call are as follows:

International:	+65 67135090
U.S.:	+1 8456750437
U.K.:	+44 2036214779
Hong Kong:	+852 30186771
China Mobile:	4006208038
China Landline:	8008190121
Conference ID:	5266945

A replay of the conference call will be available for one week (dial-in number: +61 2 8199 0299; same conference ID as shown above).

About Burning Rock

Burning Rock Biotech Limited (NASDAQ: BNR), whose mission is to guard life via science, focuses on the application of next generation sequencing (NGS) technology in the field of precision oncology. Its business consists of i) NGS-based therapy selection testing for late-stage cancer patients, with the leading market share in China and over 273,000 tissue and liquid-based tests completed cumulatively, and ii) cancer early detection, which has moved beyond proof-of-concept R&D into the clinical validation stage.

For more information about Burning Rock, please visit: ir.brbiotech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Burning Rock may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Burning Rock’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Burning Rock’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. All information provided in this press release is as of the date of this press release, and Burning Rock does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Selected Operating Data

	For the three months ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
Central Laboratory Channel:
Number of patients tested	5,336	6,047	6,769	7,576	4,680	7,252	8,644	7,989
Number of ordering physicians(1)	984	1,059	1,155	1,222	810	1,175	1,194	1,114
Number of ordering hospitals(2)	249	265	281	304	232	284	289	294

(1)	Represents physicians who on average order at least one test from us every month during a relevant period in the central laboratory channel.
(2)	Represents hospitals whose residing physicians who on average order at least one test from us every month during a relevant period in the central laboratory channel.

	As of
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
In-hospital Channel:
Pipeline partner hospitals(1)	17	20	21	21	23	23	22	23
Contracted partner hospitals(2)	14	15	19	19	21	24	25	29
Total number of partner hospitals	31	35	40	40	44	47	47	52

(1)	Refers to hospitals that are in the process of establishing in-hospital laboratories, laboratory equipment procurement or installation, staff training or pilot testing using the Company’s products.
(2)

Refers to hospitals that have entered into contracts to purchase the Company’s products for use on a recurring basis in their respective in-hospital laboratories the Company helped them establish. Kit revenue is generated from contracted hospitals.

Selected Financial Data

	For the three months ended
Revenues	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
	(RMB in thousands)
Central laboratory channel	72,807	63,394	69,304	70,749	46,141	74,607	89,899	86,695
In-hospital channel	26,557	16,329	30,704	14,088	17,123	27,588	31,704	41,457
Pharma research and development channel	5,101	5,090	3,716	3,838	4,065	4,776	2,278	3,570
Total revenues	104,465	84,813	103,724	88,675	67,329	106,971	123,881	131,722

	For the three months ended
Gross profit	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
	(RMB in thousands)
Central laboratory channel	54,910	46,122	50,113	51,420	32,434	56,556	67,804	66,588
In-hospital channel	19,870	12,571	25,412	319	10,126	19,269	22,410	30,218
Pharma research and development channel	3,332	3,366	2,662	3,237	2,224	2,573	1,373	2,347
Total gross profit	78,112	62,059	78,187	54,976	44,784	78,398	91,587	99,153

	For the three months ended
Share-based compensation expenses	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
	(RMB in thousands)
Cost of revenues	143	177	180	178	176	183	160	277
Research and development expenses	722	708	1,486	6,461	2,072	25,314	10,572	11,843
Selling and marketing expenses	364	517	485	(131)	253	491	341	2,372
General and administrative expenses	429	537	1,149	9,387	1,665	1,639	57,805	58,057
Total share-based compensation expenses	1,658	1,939	3,300	15,895	4,166	27,627	68,878	72,549

Burning Rock Biotech Limited Unaudited Condensed Statements of Comprehensive (Loss) Income

(in thousands, except for number of shares and per share data)

	For the three months ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	December 31, 2020
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
Revenues	104,465	84,813	103,724	88,675	67,329	106,971	123,881	131,722	20,187

Cost of revenues	(26,353)	(22,754)	(25,537)	(33,699)	(22,545)	(28,573)	(32,294)	(32,569)	(4,991)

Gross profit	78,112	62,059	78,187	54,976	44,784	78,398	91,587	99,153	15,196

Operating expenses:
Research and development expenses	(31,427)	(34,992)	(38,278)	(52,238)	(40,016)	(71,176)	(69,330)	(83,418)	(12,784)
Selling and marketing expenses	(26,690)	(34,929)	(42,606)	(49,109)	(29,815)	(37,992)	(44,174)	(56,606)	(8,675)
General and administrative expenses	(31,565)	(20,614)	(30,866)	(49,112)	(34,295)	(42,272)	(102,731)	(114,502)	(17,548)

Total operating expenses	(89,682)	(90,535)	(111,750)	(150,459)	(104,126)	(151,440)	(216,235)	(254,526)	(39,007)

Loss from operations	(11,570)	(28,476)	(33,563)	(95,483)	(59,342)	(73,042)	(124,648)	(155,373)	(23,811)

Interest income	128	3,806	3,686	3,541	3,985	44	698	1,341	206
Interest expense	(4,210)	(1,826)	(1,650)	(1,303)	(1,178)	1,939	(776)	(652)	(100)
Other (expense) income, net	(176)	(329)	(37)	(341)	(151)	122	(176)	(682)	(105)
Foreign exchange (loss) gain, net	(101)	1,142	800	(355)	611	(118)	(2,228)	(1,112)	(170)
Change in fair value of warrant liability	64	(347)	(1,403)	(1,153)	3,503	—	—	—	—

Loss before income tax	(15,865)	(26,030)	(32,167)	(95,094)	(52,572)	(71,055)	(127,130)	(156,478)	(23,980)

Income tax expenses	—	—	—	—	—	—	—	—	—

Net loss	(15,865)	(26,030)	(32,167)	(95,094)	(52,572)	(71,055)	(127,130)	(156,478)	(23,980)

Net loss attributable to Burning Rock Biotech Limited’s shareholders	(15,865)	(26,030)	(32,167)	(95,094)	(52,572)	(71,055)	(127,130)	(156,478)	(23,980)
Accretion of convertible preferred shares	(50,296)	(41,770)	(33,772)	(39,173)	(26,288)	(38,400)	—	—	—

Net loss attributable to ordinary shareholders	(66,161)	(67,800)	(65,939)	(134,267)	(78,860)	(109,455)	(127,130)	(156,478)	(23,980)
Loss per share:
Ordinary shares - basic and diluted	(2.86)	(2.93)	(2.85)	(5.49)	(3.15)	(2.68)	—	—	—
Class A ordinary shares - basic and diluted	—	—	—	—	—	—	(1.22)	(1.51)	(0.23)
Class B ordinary shares - basic and diluted	—	—	—	—	—	—	(1.22)	(1.51)	(0.23)
Weighted average shares outstanding used in loss per share computation:
Ordinary shares - basic and diluted	23,167,232	23,167,232	23,167,232	24,437,444	25,031,575	40,786,167	—	—	—
Class A ordinary shares - basic and diluted	—	—	—	—	—	—	86,479,686	86,511,799	86,511,799
Class B ordinary shares - basic and diluted	—	—	—	—	—	—	17,324,848	17,324,848	17,324,848
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments	(278)	(14,288)	45,317	(6,647)	11,422	(2,336)	(91,093)	(94,881)	(14,541)
Total comprehensive (loss) income	(16,143)	(40,318)	13,150	(101,741)	(41,150)	(73,391)	(218,223)	(251,359)	(38,521)
Total comprehensive (loss) income attributable to Burning Rock Biotech Limited’s shareholders	(16,143)	(40,318)	13,150	(101,741)	(41,150)	(73,391)	(218,223)	(251,359)	(38,521)

Burning Rock Biotech Limited

Unaudited Condensed Statements of Comprehensive (Loss) Income

(in thousands, except for number of shares and per share data)

	For the year ended
	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$
Revenues	381,677	429,903	65,885

Cost of revenues	(108,343)	(115,981)	(17,775)

Gross profit	273,334	313,922	48,110

Operating expenses:
Research and development expenses	(156,935)	(263,940)	(40,451)
Selling and marketing expenses	(153,334)	(168,587)	(25,837)
General and administrative expenses	(132,157)	(293,800)	(45,027)

Total operating expenses	(442,426)	(726,327)	(111,315)

Loss from operations	(169,092)	(412,405)	(63,205)

Interest income	11,161	6,068	930
Interest expense	(8,989)	(667)	(102)
Other expense, net	(883)	(887)	(136)
Foreign exchange gain (loss), net	1,486	(2,847)	(436)
Change in fair value of warrant liability	(2,839)	3,503	537

Loss before income tax	(169,156)	(407,235)	(62,412)

Income tax expenses	—	—	—

Net loss	(169,156)	(407,235)	(62,412)

Net loss attributable to Burning Rock Biotech Limited’s shareholders	(169,156)	(407,235)	(62,412)
Accretion of convertible preferred shares	(165,011)	(64,688)	(9,914)

Net loss attributable to ordinary shareholders	(334,167)	(471,923)	(72,326)

Loss per share for class A and class B ordinary shares:
Ordinary shares - basic and diluted	(14.23)	—	—
Class A ordinary shares - basic and diluted	—	(6.88)	(1.05)
Class B ordinary shares - basic and diluted	—	(6.88)	(1.05)
Weighted average shares outstanding used in loss per share computation:
Ordinary shares - basic and diluted	23,483,915	—	—
Class A ordinary shares - basic and diluted	—	51,309,631	51,309,631
Class B ordinary shares - basic and diluted	—	17,324,848	17,324,848
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	24,104	(176,888)	(27,109)

Total comprehensive loss	(145,052)	(584,123)	(89,521)

Total comprehensive loss attributable to Burning Rock Biotech Limited’s shareholders	(145,052)	(584,123)	(89,521)

Burning Rock Biotech Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	94,235	1,895,308	290,469
Restricted cash	4,009	29,898	4,582
Short-term investment	313,988	362,132	55,499
Accounts receivable	88,822	88,218	13,520
Contract assets	909	22,534	3,453
Amounts due from related parties	74,368	212	32
Inventories	58,116	68,021	10,425
Prepayments and other current assets	72,340	57,329	8,789

Total current assets	706,787	2,523,652	386,769

Non-current assets:
Equity method investment	1,790	1,417	217
Long-term investment	38,369	—	—
Property and equipment, net	89,314	111,481	17,085
Intangible assets, net	343	3,457	530
Other non-current assets	10,954	23,021	3,528

Total non-current assets	140,770	139,376	21,360

TOTAL ASSETS	847,557	2,663,028	408,129

Burning Rock Biotech Limited

Unaudited Condensed Consolidated Balance Sheets (Continued)

(in thousands)

	As of
	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	12,348	35,482	5,438
Deferred revenue	49,539	74,402	11,403
Capital lease obligations, current	4,893	4,816	738
Accrued liabilities and other current liabilities	54,059	83,648	12,820
Customer deposits	4,104	1,120	172
Short-term borrowing	2,370	7,370	1,130
Current portion of long-term borrowings	37,129	34,695	5,317

Total current liabilities	164,442	241,533	37,018

Non-current liabilities:
Deferred government grants	991	263	40
Capital lease obligations	4,816	—	—
Long-term borrowings	18,266	—	—
Warrant liability	23,503	—	—
Other non-current liabilities	—	228	35

Total non-current liabilities	47,576	491	75

TOTAL LIABILITIES	212,018	242,024	37,093

Mezzanine equity:
Series A convertible preferred shares	186,991	—	—
Series B convertible preferred shares	466,983	—	—
Series C convertible preferred shares	873,059	—	—

Total mezzanine equity	1,527,033	—	—

Shareholders’ (deficit) equity:
Ordinary shares	31	—	—
Class A ordinary shares	—	116	18
Class B ordinary shares	—	21	3
Additional paid-in capital	45,640	4,006,616	614,041
Accumulated deficits	(946,464)	(1,418,160)	(217,343)
Accumulated other comprehensive income (loss)	9,299	(167,589)	(25,683)

Total shareholders’ (deficit) equity	(891,494)	2,421,004	371,036

TOTAL LIABILITIES, MEZZANIE EQUITY AND SHAREHOLDERS’ (DEFICIT) EQUITY	847,557	2,663,028	408,129

Burning Rock Biotech Limited

Unaudited Condensed Statements of Cash Flows

(in thousands)

	For the three months ended
	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$
Net cash used in operating activities	(50,136)	(90,659)	(13,890)
Net cash generated from (used in) investing activities	22,262	(36,428)	(5,583)
Net cash generated from financing activities	1,092	68,477	10,494
Effect of exchange rate on cash, cash equivalents and restricted cash	(258)	(78,013)	(11,959)
Net decrease cash, cash equivalents and restricted cash	(27,040)	(136,623)	(20,938)
Cash, cash equivalents and restricted cash at the beginning of period	125,284	2,061,829	315,989
Cash, cash equivalents and restricted cash at the end of period	98,244	1,925,206	295,051

	For the year ended
	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$
Net cash used in operating activities	(228,041)	(73,543)	(11,271)
Net cash used in investing activities	(346,660)	(109,312)	(16,752)
Net cash generated from financing activities	571,735	2,165,719	331,910
Effect of exchange rate on cash, cash equivalents and restricted cash	5,876	(155,902)	(23,893)
Net increase cash, cash equivalents and restricted cash	2,910	1,826,962	279,994
Cash, cash equivalents and restricted cash at the beginning of period	95,334	98,244	15,057
Cash, cash equivalents and restricted cash at the end of period	98,244	1,925,206	295,051